                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               ELECTRIC CITY CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284868106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            PETER R. VOGELSANG, ESQ.
                                 MORGAN STANLEY
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 761-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              JOSHUA N. KORFF, ESQ.
                              KIRKLAND & ELLIS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

                                JANUARY 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

-------------------                                           ------------------
CUSIP No. 284868106                   13D                     Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Morgan Stanley
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER

                              0
        NUMBER OF       --------------------------------------------------------
         SHARES         8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              2,583,763 (See Item 5)
          EACH          --------------------------------------------------------
        REPORTING       9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                              2,583,763 (See Item 5)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,583,763 (See Item 5)
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.0% (See Items 4 and 5)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                CO, IA
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                    13D                    Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

                Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                        0
          NUMBER OF         ----------------------------------------------------
           SHARES             8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      2,454,574 (See Item 5)
            EACH            ----------------------------------------------------
          REPORTING           9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                        0
                            ----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                        2,454,574 (See Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,454,574 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.7% (See Items 4 and 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                    13D                    Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Originators Investment Plan, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS (See Instructions)

                  Not applicable
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                         0
                            ----------------------------------------------------
           NUMBER OF          8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    129,189 (See Item 5)
           OWNED BY         ----------------------------------------------------
             EACH             9      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH           ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                         129,189 (See Item 5)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  129,189 (See Item 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4% (See Items 4 and 5)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

                  PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                    13D                    Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

                Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                        0
          NUMBER OF         ----------------------------------------------------
           SHARES             8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      129,189 (See Item 5)
            EACH            ----------------------------------------------------
          REPORTING           9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                        0
                            ----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                        129,189 (See Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                129,189 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.4% (See Items 4 and 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  Page 5 of 13 Pages

         This Amendment No. 2 ("Amendment") amends Schedule 13D filed on September 18, 2001 ("Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on January 15, 2004 by each of the Reporting Persons (as defined in Item 2 of Schedule 13D).

         ITEM 2. IDENTITY AND BACKGROUND.

         The definition of "Additional Investors" in the second full paragraph of Item 2 is hereby amended to add the following entities as of January 20, 2004:

         John Thomas Hurvis Revocable Trust, an Illinois trust ("Hurvis Trust"), and Richard P. Kiphart, an individual ("Kiphart").

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and restated as follows:

         Equity Funding and Originators and EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC (each of EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC, are collectively the "Original Additional Investors") entered into the Securities Purchase Agreement, dated as of July 31, 2001 with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Equity Funding and Originators collectively purchased $4,000,000 of the Company's securities as described more fully below.

         The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Equity Funding came from the working capital of Equity Funding. The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Originators, were contributed by the limited partners of Originators.

         The Reporting Persons are currently deemed to have beneficial ownership of the securities issued pursuant to the Securities Purchase Agreement (after giving effect to any dispositions pursuant to the SPA (as defined below) because Equity Funding and Originators directly own Common Stock or have the right to acquire Common Stock indirectly through the conversion of the Series A Preferred Stock or the exercise of the Common Stock Warrants, as applicable, within sixty days of the date hereof.

         It is anticipated that the exercise by Originators of the Common Stock Warrants will be done either on a net exercise basis or through additional capital contributions by Originators' limited partners. It is anticipated that the exercise by Equity Funding of the the Common Stock Warrants will be done either on a net exercise basis or by using the working capital of Equity Funding.

         Pursuant to the terms of the Securities Purchase Agreement, Equity Funding and Originators and the Original Additional Investors collectively purchased $16,000,000 in aggregate amount of the Company's Series A Preferred Stock, warrants to purchase Series A Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock.

         Equity Funding purchased for $3,800,000 the following securities:

         -        380,000 shares of Series A Preferred Stock;

         - warrants to purchase 95,000 shares of Preferred Stock at an initial exercise price of $10.00 per share;

                               Page 6 of 12 Pages

         -        76,206 shares of Common Stock; and

         - warrants to purchase 712,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         Originators purchased for $200,000 the following securities:

         -        20,000 shares of Series A Preferred Stock;

         - warrants to purchase 5,000 shares of Series A Preferred Stock at an initial exercise price of $10.00 per share;

         -        4,011 shares of Common Stock; and

         - warrants to purchase 37,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         The Series A Preferred Stock became convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Series A Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Each outstanding share of Series A Preferred Stock is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Series A Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Series A Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

         As a result of share dividends to Equity Funding and Originators payable by the Company at the end of each quarter since the date of the Securities Purchase Agreement, Equity Funding has acquired an additional 102,060 shares of Series A Preferred Stock and Originators has acquired an additional 5,372 shares of Series A Preferred Stock.

         On August 31, 2002 all of the Preferred Stock Warrants held by Equity Funding and Originators expired in accordance with their terms and were not exercised.

         Equity Funding and Originators entered into a Securities Purchase Agreement, dated December 19, 2003, (the "SPA") attached hereto as Exhibit 12 with Augustine, TVF and Donohue. Pursuant to the SPA, on December 19, 2003, Equity Funding sold 104,500 shares of Series A Preferred Stock, 20,956 shares of Common Stock and 195,938 Common Stock Warrants to Augustine for an aggregate purchase price of $1,045,000; 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to TVF for an aggregate purchase price of $237,500; and 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to Donahue for an aggregate purchase price of $237,500.

         Pursuant to the SPA, on December 19, 2003, Originators sold 5,500 shares of Series A Preferred Stock, 1,102 shares of Common Stock and 10,312 Common Stock Warrants to Augustine for an aggregate purchase price of $55,000; 1,250 shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to TVF for an aggregate purchase price of $12,500; and 1,250 shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to Donahue for an aggregate purchase price of $12,500.

         Equity Funding and Originators entered into another Securities Purchase Agreement, dated January 16, 2004, (the "January 2004 SPA") attached hereto as
Exhibit 16 with Augustine, Hurvis Trust and Kiphart. Pursuant to the January 2004 SPA, on January 20, 2004, Equity Funding sold 33,250 shares of Series A Preferred Stock, 6,672 shares of Common Stock and 62,343 Common Stock Warrants to Augustine for an aggregate purchase price of $332,500; 14,250 shares of Series A Preferred Stock, 2,856

                               Page 7 of 12 Pages
shares of Common Stock and 26,719 Common Stock Warrants to Hurvis Trust for an aggregate purchase price of $142,500; and 61,750 shares of Series A Preferred Stock, 12,382 shares of Common Stock and 115,782 Common Stock Warrants to Kiphart for an aggregate purchase price of $617,500.

         After giving effect to the expiration of the Preferred Stock Warrants, the dispositions described above and share dividends paid on the Series A Preferred Stock, Equity Funding directly beneficially owns 23,814 shares of Common Stock, 222,656 Common Stock Warrants and 220,810.40 shares of Series A Preferred Stock. Equity Funding directly beneficially owns no Preferred Stock Warrants.

         Pursuant to the January 2004 SPA, on January 20, 2004, Originators sold 1,750 shares of Series A Preferred Stock, 351 shares of Common Stock and 3,282 Common Stock Warrants to Augustine for an aggregate purchase price of $17,500; 750 shares of Series A Preferred Stock, 150 shares of Common Stock and 1,406 Common Stock Warrants to Hurvis Trust for an aggregate purchase price of $7,500; and 3,250 shares of Series A Preferred Stock, 652 shares of Common Stock and 6,093 Common Stock Warrants to Kiphart for an aggregate purchase price of $32,500.

         After giving effect to the dispositions described above and share dividends paid on the Series A Preferred Stock, Originators directly beneficially owns 1,254 shares of Common Stock, 11,719 Common Stock Warrants and 11,621.6 shares of Series A Preferred Stock. Originators directly beneficially owns no Preferred Stock Warrants.

         After giving effect to the dispositions pursuant to the SPA, the January 2004 SPA and dividends paid on the Series A Preferred Stock, based on the initial conversion ratio, Equity Funding and Originators have the right to acquire 2,430,760 and 127,935 shares of Common Stock, respectively, as a result of the exercise of the Common Stock Warrants and the conversion of the Series A Preferred Stock into Common Stock with 60 days of the date of this Amendment.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         This Amendment is being filed to report the dispositions by and share dividends paid to Equity Funding and Originators pursuant to the Securities Purchase Agreement and the January 2004 SPA. Each of the dispositions was made for cash and made in the ordinary course of Equity Funding's and Originator's respective businesses.

         The Company's board of directors is currently comprised of twelve members. Equity Funding and Originators collectively have the right to elect one director of the Company. As of the date hereof Equity Funding and Originators have appointed Frederic F. Brace as an individual to serve on the Company's Board of Directors.

         Equity Funding and Originators expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Equity Funding and Originators may
(1) convert the Series A Preferred Stock into Common Stock or (2) exercise the Common Stock warrants for investment purposes. Equity Funding and Originators may make additional purchases of the Company's Common Stock, Common Stock Warrants or Series A Preferred Stock. Equity Funding and Originators may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock, Common Stock

                               Page 8 of 12 Pages

Warrants or Series A Preferred Stock that they hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated as follows:

         (a) As of the date hereof, the Reporting Persons beneficially own (or are deemed solely for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own) directly or indirectly, an aggregate of 2,583,763 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding on December 31, 2003 (including the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days of the date hereof).

                               Page 9 of 12 Pages

         (b) Assuming full exercise and conversion, as appropriate, of the securities issued to Equity Funding and Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the SPA and the January 2004 SPA, MSDW may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series A Preferred Stock and the Common Stock Warrants owned by Equity Funding and Originators. Assuming full exercise and conversion, as appropriate, of the securities issued to Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the SPA, OIP may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series A Preferred Stock and the Common Stock Warrants owned by Originators.

                  The Reporting Persons disclaim beneficial ownership any of the shares of Common Stock beneficially owned by the Additional Investors. The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Additional Investors or that the Reporting Persons and any of such Additional Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Additional Investors.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (including both those owned directly and those obtainable upon conversion shares of Series A Preferred Stock and exercise of the Common Stock Warrants) of the Company reported by this statement.

         (e)      Inapplicable.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.****

         2.       Officers and Directors of Morgan Stanley*

         3.       Officers and Directors of MSDW OIP Investors, Inc.*

         4.       Officers and Directors of Morgan Stanley*

         5. Secretary's Certificate confirming power of Peter R. Vogelsang to sign on behalf of Morgan Stanley.*

         6. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

         7. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

                              Page 10 of 12 Pages

         8. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

         9. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**

         10. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp. (incorporated by reference to Exhibit E to Exhibit 6 hereto).***

         11. Form of Warrant Certificate to Purchase Shares of Series A Preferred Stock, Par Value $0.01 Per Share, of Electric City Corp. (incorporated by reference to Exhibit D to Exhibit 6 hereto).***

         12. Securities Purchase Agreement dated as of December 19, 2003 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         13. Joinder to Investor Rights Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         14. Joinder to Stock Trading Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         15. Joinder To Stockholders Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         16. Securities Purchase Agreement dated as of January 16, 2004 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, Augustine Fund LP, an Illinois limited partnership, John Thomas Hurvis Revocable Trust, an Illinois trust, and Richard P. Kiphart, an individual.****

         * Filed as an Exhibit to Amendment No. 1 to Schedule 13D filed on January 15, 2004.

         ** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.

         ***      Previously filed with Schedule 13D.

         ****     Filed herewith.

                              Page 11 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2004

                                           MORGAN STANLEY

                                           By: /s/ Peter R. Vogelsang
                                               ---------------------------------
                                           Name: Peter R. Vogelsang
                                           Its: Authorized Signatory

                                           MORGAN STANLEY DEAN WITTER EQUITY
                                           FUNDING, INC.

                                           By: /s/ James T. Keane
                                               ---------------------------------
                                           Name: James T. Keane
                                           Its: Vice President

                                           MSDW OIP INVESTORS, INC.

                                           By: /s/ James T. Keane
                                               ---------------------------------
                                           Name: James T. Keane
                                           Its: Vice President

                                           Originators Investment Plan, L.P.

                                           By MSDW OIP Investors, Inc. as
                                           General Partner

                                           By: /s/ James T. Keane
                                               ---------------------------------
                                           Name: James T. Keane
                                           Its: Vice President

                              Page 12 of 12 Pages